FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 04, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Final Dividend payment - Signet Group plc ("the company")

As stated in the company's preliminary results announcement on 18 April 2007, the proposed final dividend is 6.317 cents per share for approval at the Annual
General Meeting to be held on 8 June 2007.

For shareholders electing to receive the recommended final dividend in pounds sterling, the company confirms that the sterling rate is 3.1899 pence per share.
As advised in the preliminary results announcement, this has been calculated using the exchange rate as derived from Reuters at 4.00pm on the record date of
1 June 2007.

Mark A Jenkins

Group Company Secretary

4 June 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   June 04, 2007